1(404) 815-2238

mariannafaircloth@paulhastings.com

May 19, 2016	74133.00062

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	ExamWorks Group, Inc.

Preliminary Proxy on Schedule 14A

Ladies and Gentlemen:

On behalf of our client, ExamWorks Group, Inc. (the “Company”), we transmit herewith in electronic form for filing with the Securities and Exchange Commission, in accordance with Rule 14a-6 of the Securities Exchange Act of 1934, as amended, the Company’s Preliminary Proxy Statement on Schedule 14A. The definitive proxy statement will be filed at a later date.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (404) 815-2238 or Reinaldo Pascual at (404) 815-2227.

Very truly yours,

/s/ Marianna M. Faircloth

Marianna M. Faircloth
of PAUL HASTINGS LLP

cc:	Reinaldo Pascual, Paul Hastings LLP